Exhibit 99.2

UNITED UTILITIES PLC

14 NOVEMBER 2006

United Utilities PLC announces that it received a notification today from Tradewinds NWQ Global Investors, LLC of Los Angeles, California USA stating that the company, is interested directly in 33,743,267 shares amounting to 3.847% of the issued share capital. The notification stated that the registered holders of the shares are the investment management clients of Tradewinds and the custodians who retain custody of the shares for the benefit of those clients.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.